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                                                                       Exhibit 2

                                    [LOMAK
                                PETROLEUM, INC.
                                     LOGO]


                                 NEWS RELEASE
                                 ------------

                      LOMAK SIGNS $20 MILLION ACQUISITION

FORT WORTH, TEXAS, JULY 5, 1995. . . LOMAK PETROLEUM, INC. (NASDAQ: LOMK) announced today that it has executed a purchase and sale agreement with a subsidiary of Parker & Parsley Petroleum Company to acquire properties in Pennsylvania and West Virginia for $20.2 million. The acquisition includes approximately 825 producing gas wells, 300 miles of gas gathering lines, 16,400 net acres of undeveloped leases and associated real estate and equipment. Over 90% of the reserves are located in proximity to Lomak's existing Pennsylvania operations. The properties are also estimated to contain over 50 drilling locations. With the addition of these properties, Lomak's gas production will increase by 30% to over 34 million cubic feet per day.

The acquisition compliments Lomak's ongoing strategy of building concentrated long lived reserves in its existing core operating areas. Upon completion, Lomak will own nearly 100 Bcf of gas in its Pennsylvania operating area close to attractive northeastern gas markets. John H. Pinkerton, Lomak's President, said "Lomak is fortunate these properties not only fit so well into our property base, but that they will be immediately additive to cash flow and earnings per share."

The acquisition is scheduled to close in 45 days and Lomak will fund the transaction from working capital and borrowings under its existing credit facility.

LOMAK PETROLEUM INC. is engaged in the acquisition, production and development of oil and gas properties in Texas, Oklahoma and Appalachia.

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         CONTACT:         C. R. MICHAELS, VICE CHAIRMAN     (216) 877-6747